SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*

                        ACCENTIA BIOPHARMACEUTICALS, INC.
                       -----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    00430L10
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1 (b)
         |X| Rule 13d-1 (c)
         |_| Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)* S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: PSource Structured Debt Limited
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
---------- ---------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,379 shares of Common Stock
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           |X|
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99 %
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
---------- ---------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV II, Corp.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 26-0811267
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock.  *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                      (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10
--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                      (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       ---- --------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  5,028,379 shares of Common Stock. *
OWNED BY     ---- --------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    ---- --------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  5,028,379 shares of Common Stock. *
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,028,379 shares of Common Stock
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10

Item 1(a).  Name of Issuer: Accentia Biopharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            324 SOUTH HYDE PARK AVE
            SUITE 350
            TAMPA FL 33606

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (in Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd.(In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation), reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., and Valens
Offshore SPV II, Corp. reported in this Schedule 13G. Information related to each of Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  00430L10

Item 3.     Not Applicable

Item 4.     Ownership:

        (a) Amount Beneficially Owned: 5,028,379 shares of Common Stock

        (b) Percent of Class: 9.99%

        (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*


            (ii) shared power to vote or to direct the vote: 5,028,379 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  5,028,379 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
*Based on 50,334,128 shares of the common stock, par value $0.001 per share (the "Shares") outstanding of Accentia Biopharmaceuticals, Inc., a Florida corporation (the "Company") as of July 31, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. As of December 31, 2008, Laurus Master Fund. Ltd. (In Liquidation) (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("VOFF SPV I"), and Valens Offshore SPV II, Corp. ("VOFF SPV II", and together with the Fund, PSource, Valens US, and VOFF SPV I, the "Investors") collectively held (i) 624,062 Shares, (ii) a warrant (the "ABPIAR1B Warrant") to acquire 4,024,398 Shares at an exercise price of $2.67 per share, subject to certain adjustments, (iii) a warrant (the "ABBPIAR1A Warrant") to acquire 1,000,000 warrants at an exercise price of $2.67 per share, subject to certain adjustments, (iv) a warrant (the "ABPIPRELONG Warrant") to acquire 561,798 Shares at an exercise price of $2.67 per Share, subject to certain adjustments, (v) a warrant (the "ABPIPRESHRT Warrant") to acquire 1,123,596 Shares at an exercise price of $2.75 per Share, subject to certain adjustments, (vi) a secured convertible note (the "ABPINOTE2") in the aggregate principal amount of $10,000,000 which is convertible into shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (vii) a secured convertible note (the "APBINOTE3") in the aggregate principal amount of $5,000,000 which is convertible into Shares at a conversion rate of $1.20 per Share, subject to certain adjustments, (viii) a secured convertible note (the "ABPIPREF1") in the initial stated amount of $3,000,000 convertible into 3,000 Shares of Series A-1 Convertible Preferred Stock at a conversion price of $2.67 per Share, subject to certain adjustments, and (ix) a secured convertible note (the "AMBPIMBNOTE", and together with (vii) - (viii), the "Notes") in the initial principal amount of $2,500,000convertible into Shares at an exercise price of $1.20 per Share, subject to certain adjustments. The Notes and the Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% or 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation in the Notes and the Warrants may be waived by the Investors upon at least either 61 days or 75 days prior notice (as set forth and pursuant to the terms of the applicable instrument) to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC ("LCM"), acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including securities owned by the Fund reported in this
Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time.PSource is managed by Laurus Capital Management, LLC. VOFF SPV I and Valens US are both managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Valens US, VOFF SPV I, and VOFF SPV II reported in this Schedule 13G.

CUSIP No. 00430L10

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 13, 2009
                               ----------------
                               Date

                               Laurus Master Fund, Ltd. (In Liquidation)

                               By: Laurus Capital Management, LLC,
                               its Investment Manager

                               /s/ Eugene Grin
                               ----------------
                               Eugene Grin
                               Principal

CUSIP No. 00430L10

APPENDIX A


A.    Name:                     Laurus Capital Management, LLC,
                                a Delaware limited liability company

                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place
      of Organization:          Delaware


B.    Name:                     PSource Structured Debt Limited,
                                a closed-ended company incorporated with limited liability in Guernsey

                                c/o Laurus Capital Management, LLC
                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place of
      Organization:             Guernsey


C.    Name:                     Valens Offshore SPV I, Ltd.,
                                a Cayman Islands limited company

                                c/o Valens Capital Management, LLC
                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place of
      Organization:             Cayman Islands


D.    Name:                     Valens Offshore SPV II, Corp.,
                                a Delaware corporation

                                c/o Valens Capital Management, LLC
                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place of
      Organization:             Delaware

E.    Name:                     Valens U.S. SPV I, LLC,
                                a Delaware limited liability company

                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place of
      Organization:             Delaware


F.    Name:                     Valens Capital Management, LLC,
                                a Delaware limited liability company

                                335 Madison Avenue, 10th Floor
                                New York, New York 10017
      Place of
      Organization:             Delaware


G.    Name:                     David Grin

      Business                  335 Madison Avenue, 10th Floor
      Address:                  New York, New York 10017

      Principal                 Principal of Valens Capital Management, LLC
      Occupation:               Principal of Laurus Capital Management, LLC

      Citizenship:              Israel


H.    Name:                     Eugene Grin

      Business                  335 Madison Avenue, 10th Floor
      Address:                  New York, New York 10017

      Principal                 Principal of Valens Capital Management, LLC
      Occupation:               Principal of Laurus Capital Management, LLC

      Citizenship:              United States

CUSIP No. 00430L10

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens U.S. SPV I, LLC, Valens Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC,

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 13, 2009


Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

Valens Offshore SPV II, Corp.

Valens Capital Management, LLC

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 13, 2009



/s/ David Grin
-----------------------------------------
    David Grin, individually on his own behalf
    February 13, 2009

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin, individually on his own behalf
    February 13, 2009